Exhibit (a)(1)(F)

Cresco – Stock Option Exchange Program Presentation
Slide 1:    Title Slide
Slide 2:     Welcome everyone to the Cresco Labs option exchange program presentation. This presentation will walk you through the option exchange program. Beginning with a few disclaimers then talk about our agenda for today.
Slide 3:    Important disclaimers. Cresco cannot advise you on what to do. This is a financial decision that's entirely yours. Option exchanges are regulated by the SEC, which has strict legal requirements. If you ask for advice, we are required to say: Read through your materials, talk to an advisor. If you have general equity questions, you can email equity at equity@crescolabs.com. We can answer questions as it relates to options, but you will need to handle the process of the options exchange without our input.
And this is also very important: you must complete this process on time. If you miss it, it’s done. There is no way to modify or add an election after the close. This is a one-time offer. It's only 20 business days long. Make time to review the materials as soon as possible.
Slide 4:     First the overview of the option exchange program, how an option exchange works, the eligibility, we’re going to review the new award terms, Important disclaimers, and then answer questions after that.
Slide 5:    Why is Cresco giving employees the opportunity to exchange their current equity awards? There are a few reasons…equity is a very important part of your total rewards package because it rewards you for the company’s long-term success. Today, many stock options that have been granted to employees are underwater due to many factors. Underwater means that the options’ exercise price is greater than the current stock price of Cresco. It is fairly normal for stock options to fluctuate in value and become “underwater.” As they are granted at the current stock price at a point in time. However, when options are significantly underwater because the stock price has dropped since the grant date, those options are no longer as valuable as a long-term reward. There’s still some value in the options, but you would need to wait for however long it takes for the stock price to go up above the exercise price to attain that value. Cresco Labs wants your equity awards to be an effective long-term reward for you.
This exchange is an offer to trade your underwater options for New RSUs. The stock option exchange offer only applies to stock options with a $2.25 or higher strike price or options with an expiration date prior to September 30, 2030. In this exchange, the number of total RSUs you receive back will be the same as the number of options you exchange. If you decide to exchange your existing options for new RSUs, the new RSU grant will have a new vesting schedule so that’s part of the deal.
Slide 6:    How an Option Exchange Works: Your Offer to Exchange Options for New RSUs
Slide 7:    Your stock option exchange is an opportunity to exchange certain existing underwater options for new RSUs. There are specific eligible grants. It's also not required – this is only an offer. You can retain all of your existing stock option grants exactly as they are now. There is not one right answer for everybody’s unique financial situation, and I am not going to explicitly recommend you exchange your options. That is something that

Cresco – Stock Option Exchange Program Presentation

you have to work out on your own or with a financial advisor, and it is based on how you expect the company’s stock price to change, how you feel about your current options versus receiving new RSUs, and the overall structure of your equity related to things like the vesting schedule. Remember, an underwater option is an option whose exercise price is above the current trading price. But, yes, underwater options do have value. You would only be able to access that value when and if Cresco’s stock price goes higher than the exercise price on your option.
Slide 8:     The offer is managed as a formal process called a tender offer. The offer is open from August 20th to September 17th. All elections must be made by 10:59pm Central Time/11:59 PM Eastern on September 17th. If you choose to exchange your existing options, the grant date of your new RSU award will be on September 17th, subject to shareholder approval of the Option Exchange, which is expected to occur on September 16th 2025. You’ll receive the new RSU grant in Siebert at a later date, pending approval of the program by shareholders at the company’s Annual General Meeting, in September. If you do not choose to exchange your equity grants, then nothing changes for you. You can also change your mind and opt in or out of the program, as long as you make your final election by September 17th by 10:59 PM Central/11:59 PM Eastern When it closes, no more changes can be made. There are no exceptions.
Slide 9:     Eligibility
Slide 10:    Eligible participants are executive officers, including the CEO, and other members of our senior leadership team and must hold eligible options.
Slide 11:    Eligible options are held by an eligible employee and are outstanding and have a grant date exercise price of $2.25 or greater OR expires prior to September 30, 2030. Let’s talk for a minute about a few terms on this slide. Let’s start with options. Options are contracts that give you the option – or choice – to purchase a company’s stock at a set price. The idea is that you get to buy stock when the stock price is higher than your option price, which means you get a great deal because you’re paying less for the stock that’s worth a higher value. Next, when you hear the words exercise price, option price, grant price, or strike price – know that they all mean the same thing, it is the price you pay for the option when you decide to exercise it, meaning you purchase Cresco Labs stock. An outstanding option is a grant of stock that has not yet been exercised or cancelled.
Slide 12:    Let’s understand your new award terms – the contractual conditions of the awards you would be given in the exchange.
Slide 13:    The expected grant date of your new RSU grant will be September 17, 2025. It is important to note that the new RSU will be granted subject to the receipt of stockholder approval of the Option Exchange, which is expected to occur on September 16th, 2025. The vesting period is the amount of time you must work for Cresco Labs before you completely own the entire equity grant. Usually vesting is done in stages over a period of years, so the percentage of the contract that you own will grow over time. Your new RSUs will vested 1/3 on each anniversary of the grant date for the next 3 years.

Cresco – Stock Option Exchange Program Presentation

Slide 14:    An RSU is a full value share, meaning you do not pay a price as the recipient. On the vesting date the units will convert into shares of Cresco stock. There is no decision that you make to purchase, this will happen automatically at the time of vesting. There will be taxes that are calculated and due at the time of vesting, which you can cover in cash or withheld shares. If you leave Cresco Labs prior to the RSUs vesting, those unvested units will be forfeited.
Slide 15:    This is an example of 1,500 eligible options at an exercise price of $2.25. If the option to exchange is made, the original option of 1,500 is cancelled and a new grant of RSUs will be made on September 17, 2025 for 1,500 units. This grant will vest 500 units on each anniversary over the next 3 years. 500 units vesting on September 17, 2026, 500 units vesting on September 17, 2027, and 500 units vesting on September 17, 2028.
Slide 16:    The timeline for the exchange looks like this. It opens on August 20th and will close on September 17th at 10:59 pm Central Time/11:59 PM Eastern. The grant date for your new RSU is expected to be on September 17, 2025, when the exchange offer closes, but the grant will be subject to stockholder approval of the Option Exchange, which is expected to occur on September 16th, 2025. In early October, Siebert systems will be updated with your new grant paperwork.
Slide 17:    Here’s the process. A DocuSign email with details will be sent to you on August 20th to your “primary email” that is listed in Wurk, on behalf of John.HammondUS@aon.com. If you wish to participate, click the DocuSign to select your awards and sign the agreement. You can change your election as many times as you want until September 17th, by 10:59 PM Central/11:59 PM Eastern. Your current election is locked when the option exchange period closes. Once it’s locked, if you elected to participate, you'll get a grant notification email from equity@crescolabs.com when the grant is available in Siebert. You will also see your current option canceled in the system, subject to the shareholder approval of the Option Exchange program.
Slide 18:    Important disclaimers. Cresco cannot advise you on what to do. This is a financial decision that's entirely yours. Option exchanges are regulated by the SEC, which has strict legal requirements. If you ask for advice, we are required to say: Read through your materials, talk to an advisor. If you have general equity questions, you can email equity at equity@crescolabs.com. We can answer questions as it relates to options, but you will need to handle the process of the options exchange without our input.
And this is also very important: you must complete this process on time. If you miss it, it’s done. There is no way to modify or add an election after the close. This is a one-time event – we won’t be repeating this offer again. It's only 20 business days long. Make time to review the materials as soon as possible. 20 business days goes quickly.
Slide 19:    With those caveats, you can send questions to equity@crescolabs.com if they come up. Remember – nothing on what to do or what’s right for you, but anything truly factual about the process or the award types we can definitely answer questions.            Thank you very much for your time.

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